FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For October 13, 2008

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces First Quarter Results

-  Company Announces First Quarter Dividend of $0.08 Per Share -

MACAO (October 13, 2008) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal first quarter ended June 30, 2008.

Net sales for the quarter ended June 30, 2008 were $35 million, a decrease of 8.9% compared to sales of $38.5 million for the quarter ended June 30, 2007.  Operating income totaled $1.3 million, compared to $3.3 million for the quarter ended June 30, 2007.  Net income was $1,293,000 for the quarter ended June 30, 2008 compared to net income of $3,111,000 for the quarter ended June 30, 2007.  Net income as a percentage of net sales decreased from 8.1% to 3.7% for the quarter ended June 30, 2008.  Basic net income per share and diluted net income per share decreased to $0.08 and $0.08 respectively, (based on 15,791,000 and 15,815,000 weighted average shares outstanding, respectively) compared to $0.21 and $0.21 respectively, (based on 15,058,000 and 15,163,000 weighted average shares outstanding, respectively) for the quarter ended June 30, 2007.

Total gross margin was 16.8 % in the first quarter ended June 30, 2008 compared to 17.6% in the first quarter last year.  Gross profit in the plastic segment decreased to 15.4 % of net sales for the quarter compared to 26.5% of net sales for the same quarter of last year.  The decreased gross margin in the plastic segment was mainly a combined effect of a change in customer and product mix, an increase in material cost and an increase in labor and overhead cost due to renminbi appreciation and implementation of a new China Labor Ordinance commencing January 1, 2008 compared to the same quarter last year.   Gross profit in the electronic and metallic segment increased to 18.6% of net sales for the quarter ended June 30, 2008 compared to 12.5% of net sales for the year-ago quarter. The improved gross margin in the electronic and metallic segment was mainly attributed to the combined effect of a change in product mix and price increase on some production as well as enhanced controls in manufacturing cost.

The Company's balance sheet remains strong, with cash and cash equivalents for the quarter totaling $23.7 million, compared to $22.7 million on March 31, 2008.  Working capital totaled $54.6 million as of June 30, 2008, versus $54.8 million as of March 31, 2008.  The Company has no long-term or short-term borrowings.

Mr. Franki Tse, chief executive officer, commented, “During the quarter, our plastics division grew by 38% due to increased orders from the entertainment and gaming segment.  Unfortunately, this growth was more than offset by a decrease in sales demand at our electronics division due to our higher manufacturing costs.  In our electronics division, we are very focused on diversifying our customer base and have expanded our sales and marketing efforts to drive sales to the division.”

Mr. Tse continued, “We are actively reducing our costs to maximize profits in the business.  That being said, the recent world financial crisis and softened demand in the electronics industry will certainly have an impact on our fiscal 2009 business, and we currently expect Q2 sales to approximate Q1 sales levels.  Our balance sheet remains exceptional, with a healthy cash position and no long term debt.

First Quarter Dividends

The Company also announced that on October 13, 2008 its board of directors declared a dividend of $0.08 per share for the fiscal first quarter ended June 30, 2008.  The dividend will be payable on November 6, 2008 to shareholders of record as of October 22, 2008.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing, N&J Company and  Peavey Electronics Corporation.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

Institutional Marketing Services (IMS)

203.972.9200

CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Quarter ended
	June 30,
	2008	2007
	(Unaudited)
Net sales	$35,039	$38,452
Cost of sales	29,138	31,690
Gross profit	5,901	6,762
Selling, general and administrative expenses	5,238	4,468
Other income/(expenses), net	647	1,010
Operating income	1,310	3,304
Interest expense	-	-
Non-operating income/(expenses), net	27	235
Income before income taxes	1,337	3,539
Income taxes	44	198
Income before minority interests	1,293	3,341
Minority interests	-	230
Net income	$1,293	$3,111

Other comprehensive income
Foreign currency translation adjustment	$1,143	$170
Comprehensive income	$2,436	$3,281

Net income per share (note 3)
Basic:
Net income per share	$0.08	$0.21
Weighted average number of shares
outstanding (in thousands)	15,791	15,058

Diluted:
Net income per share	$0.08	$0.21
Weighted average number of shares
outstanding (in thousands)	15,815	15,163

CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands)

	June 30,	March 31,
	2008	2008
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$23,725	$22,718
Marketable securities	115	116
Accounts receivable, net	23,673	21,397
Inventories	26,309	26,462
Prepaid expenses and other current assets	3,704	3,205
Income taxes receivable	-	3
Total current assets	77,526	73,901
Property, plant and equipment - net	68,460	65,885
Deferred income tax assets	230	230
Goodwill	391	391
Total assets	$146,607	$140,407

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$16,716	$12,527
Customer deposits and accrued expenses	5,626	5,994
Income taxes payable	572	629
Deferred income tax liability	-	-
Total current liabilities	22,914	19,150
Minority interests	-	-

Shareholders' equity
Common stock
- authorized 30,000,000 shares; issued and outstanding
15,790,810 shares at June 30, 2008 and
March 31, 2008, respectively	49,923	49,923
Additional paid-in capital	7,709	7,709
Accumulated other comprehensive income	4,877	3,734
Retained earnings	61,184	59,891
Total shareholders' equity	123,693	121,257
Total liabilities and shareholders' equity	$146,607	$140,407

CONSOLIDATED STATEMENT OF CASH FLOWS

(U.S. dollars in thousands)

	Quarter ended
	June 30,	June 30,
	2008	2007
Cash flows from operating activities :
Net income	$1,293	$3,111
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	1,808	1,507
(Gain)/loss on disposal of property, plant and equipment	(51)	18
Unrealized holding (gain)loss on marketable securities		(73)
Stock-based compensation	-	-
Minority interests	-	230
Changes in assets and liabilities :
Accounts receivable	(2,277)	(5,436)
Inventories	152	(150)
Prepaid expenses and other current assets	(499)	(2,061)
Income taxes receivable	3	129
Accounts payable	4,189	1,487
Customer deposits and accrued expenses	(368)	1,029
Income taxes payable	(57)	66
Deferred income tax	-	-
Net cash (used in) provided by operating activities	4,193	(143)
Cash flows from investing activities
Purchase of property, plant and equipment	(2,556)	(994)
Proceeds from disposal of property, plant and equipment	-	128
Net cash used in investing activities	(2,556)	(866)
Cash flows from financing activities
Dividends paid	-	-
Exercise of stock options	-	867
Decrease in restricted cash	-	-
Net cash provided by (used in) financing activities	-	867
Effect of exchange rate changes	(630)	(962)
Net increase (decrease) in cash and cash equivalents	1,007	(1,104)
Cash and cash equivalents, at beginning of period	22,718	24,549
Cash and cash equivalents, at end of period	23,725	23,445
Supplementary disclosures of cashflow information :
Cash paid during the year for:
Interest	-	-
Income taxes, net	35	3

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at June 30, 2008 and March 31, 2008, the results of operations for the quarters and year ended June 30, 2008 and June 30, 2007, and the cash flows for the quarters ended June 30, 2008 and June 30, 2007.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on September 17 , 2008 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Inventories

	June 30,	June 30,
	2008	2007
Inventories by major categories :
Raw materials	$16,852	$13,932
Work in progress	4,772	9,505
Finished goods	4,685	6,052
	$26,309	$29,489

3.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 “Earnings Per Share.”

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net income for the years ended June 30, 2008 and 2007 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipments.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended June 30, 2008 Compared to Quarter Ended June 30, 2007

Net Sales - The Company’s net sales for the quarter ended June 30, 2008 were $35,039,000, a decrease of $3,413,000, or 8.9%, as compared to the corresponding period in 2007.  The decrease in sales was mainly related to the increase in sales at our plastic segment of $5,208,000 offset by the decrease in sales at our electronic and metallic segment of $8,621,000.  This represented an increase of 37.6% and a decrease of 35.1% respectively, as compared with the net sales from these segments in the corresponding period in the prior year.

The revenue increase at our plastic segment was mainly the result of the increase in orders from existing and new customers of $8,018,000 offsetting the decrease in orders from existing customers of $2,810,000 partly due to a decrease in new model productions.   Of the increase in sales, $5,369,000 was related to plastic component sales of electronic entertainment products.

The decrease in net sales in the electronic and metallic segment was mainly due to the decrease in orders of electronics and metallic products from existing customers of $12,803,000 and $347,000 respectively, offsetting the increase in orders from existing and new customers of OEM products of $3,539,000 and $1,077,000 respectively, and the decrease in distribution sales of $86,000.  The decrease in sales was mainly related to professional audio equipment of $11,516,000 and telecommunication equipment of $1,287,000 respectively.

Gross Profit - The gross profit for the quarter ended June 30, 2008 was $5,901,000, representing a gross profit margin of 16.8%.  This compares with the overall gross profit and gross profit margin of $6,762,000 or 17.6% for the quarter ended June 30, 2007.

Gross profit in the plastic segment decreased by $742,000 to $2,934,000 or 15.4% of net sales, for the quarter ended June 30, 2008 compared to $3,676,000 or 26.5% of net sales, for the quarter ended June 30, 2007.  The decrease in gross margin for the plastic segment was mainly attributable to the change in customer and product mix in the quarter ended June 30, 2008, an increase in material cost of 49% due to combined effect of 23% rise in resin price, approximate 11.7% in appreciation of Chinese renminbi as functional currency and increase of material usage resulting from increased sales as compared with same quarter in prior year.  The decrease in the segment gross margin was also driven by an increase in overhead cost of 40% mainly attributed by increase of 47% in depreciation and 38% in utilities cost as compared with the same quarter in 2007.   In addition, the segment gross margin was affected by labor rate change of 44%, which was mainly accounted by 28% rise in minimum wage, 5% by increase in housing provident fund when comparing with the year-ago quarter.

Gross profits in the electronic & metallic segment decreased by $119,000 to $2,967,000, or 18.6% of net sales, for the quarter ended June 30, 2008 compared to $3,086,000 or 12.5% of net sales, for the same period last year. The improved gross margin was mainly attributed to a combined effect of the change in product mix and price increase on some production, the enhanced controls in manufacturing cost resulting a decrease in material cost of 71% and labor rate of 18%, despite the impact of approximately 11.7% appreciation in Chinese renminbi currency and implementation of the new China Labor Ordinance commencing January 1, 2008 when comparing with the year ago quarter.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended June 30, 2008 were $5,238,000, or 14.9% of total net sales, compared to $4,468,000, or 11.6% of total net sales for the quarter ended June 30, 2007.  There was an increase in selling, general and administrative expenses of $770,000 over the corresponding period.

The SG&A expenses in the plastic segment increased by $653,000, or 27.6%, to $3,019,000, or 15.8% of net sales, for the quarter ended June 30, 2008 compared to $2,366,000 or 17.1% of net sales for the corresponding period in 2007.  The increase was primarily related to the increase in selling expenses of $92,000, salaries and bonuses of $193,000, legal and professional fees of $137,000, land use tax of $40,000, labor union expense of $80,000   and depreciation expenses of $46,000. as compared with year-ago quarter.

The SG&A expenses in the electronic & metallic segment increased by $117,000, or 5.6%, to $2,219,000, or 13.9% of net sales, for  the quarter ended June 30, 2008 compared to $2,102,000, or 8.5% of net sales for the corresponding period in 2007.  The increase was primarily related to the increase in salaries and bonuses of $150,000, offsetting decrease in social and staff welfare of $36,000 as compared with the corresponding quarter in prior year.

Other operating income - Other operating income was $647,000 for the quarter ended June 30, 2008, a decrease of $363,000 as compared to $1,010,000 for the quarter ended June 30, 2007.

On a segment basis, other operating income attributable to the plastic segment was $604,000, a decrease of $353,000 compared to $957,000 for the same quarter last year.  The decrease was mainly attributable to an exchange translation gain of $624,000 and other income of $31,000 related to our subsidiary Jetcrown Dongguan Industrial Limited, using Renminbi as its functional currency, offset by a loss on disposal of fixed assets of $51,000 in the quarter ended June 30, 2008.

Other operating income attributable to the electronic and metallic segment decreased $10,000 to $43,000 in the quarter ended June 30, 2008 as compared with $53,000 for the year-ago quarter. This was mainly due to a decrease in proceeds from sale of scrap material and others of $45,000 offsetting the increase in exchange gain of $35,000.

Operating Income - Operating income was $1,310,000 for the quarter ended June 30, 2008, a decrease of $1,994,000 as compared with the corresponding quarter in the prior year.

On a segment basis, the operating income of the plastic division decreased $1,748,000 to $519,000, or 2.7% of net sales in the quarter ended June 30, 2008 compared to operating income of $2,267,000 or 16.4% of net sales in the corresponding period in 2007.   Operating income in the plastic division decreased due to the decrease in gross profit and other operating income together with the increase in SG&A expenses as described above.

The operating income of the electronic & metallic segment decreased $246,000 to $791,000, or 5.0% of net sales in the quarter ended June 30, 2008 compared to operating income of $1,037,000 or 4.2% of net sales in the corresponding period in 2007.  Electronic & metallic operating income decreased due to the decrease in gross profit and other operating income coupled with the increase in SG&A expenses as described above.

Non-operating income – Non-operating income for the quarter decreased by $208,000 to $27,000 for the quarter ended June 30, 2008 as compared with the year-ago quarter.  This is mainly attributable to the decrease in unrealized gain on revaluation of marketable securities of $74,000 and the decrease in interest income of $134,000 during the quarter.

Income Taxes – Income tax for the quarter was $44,000, a decrease of $154,000 as compared with the corresponding quarter in the prior year.

On a segment basis, the income tax of the plastic segment decreased $9,000 to $38,000 in the quarter ended June 30, 2008.  The income tax of the electronic & metallic segment was $6,000 for quarter ended June 30, 2008, a decrease of $145,000 as compared with the corresponding quarter in 2007.

Minority Interest – There was no minority interest at June 30, 2008, whereas the minority interest was $230,000 in the same quarter last year represented a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries. In August 2007, the Company acquired an additional 24% interest in Integrated, increasing its ownership in that subsidiary from 76% to 100%.

Net Income - Net income was $1,293,000 for the quarter ended June 30, 2008, an increase of $1,818,000, as compared to net income of $3,111,000 for the quarter ended June 30, 2007.  Net income as a percentage of net sales decreased from 8.1% to 3.7% for the quarter ended June 30, 2008. The decrease in net income was mainly the result of the decrease in gross profit, operating income and other operating income as described above.

Net income for the plastic segment increased by $1,860,000 to $503,000 for the quarter ended June 30, 2008 compared to $2,363,000 for the corresponding quarter in 2007.  The decrease in net income of the plastic segment was mainly the result of the decrease in operating income and other operating income as described above.

Net income for the electronic & metallic segment increased by $42,000 to $790,000 for the quarter ended June 30, 2008 compared to $748,000 for the corresponding quarter in 2007.  The increase in net income of the electronic & metallic segment was mainly the result of the decrease in income taxes and minority interest offsetting the decrease in other operating income as described above.

Liquidity and Capital Resources

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of June 30, 2008, the Company had a working capital surplus of $54,612,000 and cash and cash equivalents of $23,725,000. This compares with a working capital surplus of $54,751,000 and cash and cash equivalents of $22,718,000 at March 31, 2008.  The increase in cash and cash equivalents was mainly attributed to net cash provided by operating activities of $4,193,000 offsetting cash used for purchase of property, plant and equipment of $2,556,000 and the effect of changes in exchange rate of $630,000 during the quarter ended June 30, 2008.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company has no short-term borrowings and long-term borrowings at June 30, 2008.

As of June 30, 2008, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by
/s/ Franki Tse
Franki Tse Chief Executive Officer

Date: October 13, 2008